FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

Publicly-traded company

CNPJ/MF No.20.730.099/0001-94

MARKET ANNOUNCEMENT

SADIA S.A. (“SADIA” – Bovespa: SDIA3 and SDIA4; NYSE: SDA) (“Company”) hereby informs that, in the Board meeting held on May 29, 2009, the Board members Manoel Ferraz Whitaker Salles, Martus Antonio Rodrigues Tavares and Roberto Faldini, all independent and with remarkable experience and technical skills, were nominated, and accepted the nomination, for a transitory Special Independent Committee, within the Company.

This Special committee was formed with the purposes of analyzing the conditions of the merger of Company’s shares into Perdigão S.A., and submitting its conclusions to the competent corporate bodies. The merger was object of the material fact notice published in 5.19.09, and will take place in accordance with and upon verification of the contractual and legal conditions precedent mentioned therein.

São Paulo, June 1st, 2009

Sadia S.A.

José Luís Magalhães Salazar

Investor Relations Officer